

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2025

James E. Kras
Chief Executive Officer
Edible Garden AG Inc.
283 County Road 519
Belvidere, NJ 07823

      Re: Edible Garden AG Inc.
          Registration Statement on Form S-3
          Filed June 20, 2025
          File No. 333-288214

Dear James E. Kras:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Alexander McClean, Esq.